Filed by: American General Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: American General Corporation Commission File No: 001-07981


News Release 2001-17
June 18, 2001
American General









Investors:                           Media:
---------                            -----
Kenneth A. Brause                    John E. Pluhowski
Vice President - Investor Relations  Vice President - Corporate Communications
(212) 446-3107                       (713) 831-1149





FOR IMMEDIATE RELEASE


    AMERICAN GENERAL ANNOUNCES DATE FOR SPECIAL MEETING OF SHAREHOLDERS


         Houston, June 18, 2001 - American General (NYSE:AGC) today announced that it will hold a special meeting of shareholders on August 15, 2001 at which shareholders will consider the approval of the merger agreement among the company, American International Group, Inc. (NYSE:AIG), and a wholly-owned subsidiary of AIG. Shareholders of record on June 25, 2001 will be entitled to vote at the special meeting.

         On May 11, 2001 AIG and American General entered into a definitive agreement under which American General shareholders will receive $46 per share of American General common stock in AIG common stock, subject to a collar mechanism. The acquisition, which is subject to the approval of American General shareholders and regulatory approvals, is expected to be completed by year-end 2001.

         Detailed information regarding the acquisition is provided in the preliminary proxy statement/ prospectus included in the Form S-4 registration statement of AIG on file with the Securities and Exchange Commission. Shareholders of American General common stock will be mailed the definitive proxy statement/prospectus beginning in early July 2001.

                        ----------------------------

         American General is one of the nation's largest diversified financial services organizations with assets of $124 billion and market capitalization of $23 billion. Headquartered in Houston, it is a leading provider of retirement services, investments, life insurance, and consumer loans to more than 12 million customers. American General common stock is listed on the New York, Pacific, London, and Swiss stock exchanges.

                        ----------------------------

         American International Group, Inc. ("AIG") and American General Corporation ("American General") have filed a preliminary proxy statement/prospectus and other relevant documents concerning AIG's acquisition of American General with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors are able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations.

         American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.


 American General Corporation o 2929 Allen Parkway o Houston, Texas 77019-2155
                          www.americangeneral.com
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